                                                                    Exhibit 11

Fully Diluted Earnings Per Common Share and Fully Diluted Average Common Shares Outstanding

     For fully diluted earnings per common share, net income available to common shareholders can be affected by the conversion of the registrant's convertible preferred stock. Where the effect of this conversion would have been dilutive, net income available to common shareholders is adjusted by the associated preferred dividends. This adjusted net income is divided by the weighted average number of common shares outstanding for each period plus amounts representing the dilutive effect of stock options outstanding and the dilution resulting from the conversion of the registrant's convertible preferred stock, if applicable. The effect of convertible preferred stock is excluded from the computation of fully diluted earnings per common share in periods in which the effect would be antidilutive.
     Fully diluted earnings per common share was determined as follows (shares in thousands, dollars in millions except per-share information):

                                                   Three Months Ended       Six Months Ended
                                                        June 30                 June 30
                                                -----------------------------------------------
                                                    1995        1994        1995        1994
                                                ----------- ----------- ----------- -----------
Average common shares outstanding..............    271,717     275,020     274,053     273,492

Dilutive effect of
  Convertible preferred stock..................      2,345       2,371       2,345       2,371
  Stock options................................      1,369       1,736       1,390       1,634
                                                ----------- ----------- ----------- -----------
Total fully dilutive shares....................    275,431     279,127     277,788     277,497
                                                =========== =========== =========== ===========
Net income available to common shareholders.... $      465  $      435  $      906  $      849
Preferred dividends paid on dilutive
  convertible preferred stock..................          2           2           4           4
                                                ----------- ----------- ----------- -----------
Net income available to common
  shareholders adjusted for full dilution...... $      467  $      437  $      910  $      853
                                                =========== =========== =========== ===========
Fully diluted earnings per common share........ $     1.70  $     1.57  $     3.28  $     3.07
                                                =========== =========== =========== ===========

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